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                               August 29, 2023

       Shasha Mi
       Chief Executive Officer
       Baosheng Media Group Holdings Ltd
       East Floor 5, Building No. 8
       Xishanhui
       Shijingshan District,
       Beijing 100041
       People   s Republic of China

                                                        Re: Baosheng Media
Group Holdings Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed August 4,
2023
                                                            File No. 333-273720

       Dear Shasha Mi:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       Cover Page

   1. Disclose that your holding company structure involves unique risks to investors.
   2. We note your disclosure stating that your auditor has been inspected by the PCAOB on a regular basis and it is
not subject to the determinations announced by the PCAOB on
                                                        December 16, 2021.
Please also disclose the location of your auditor's headquarters.
   3. Please amend your disclosure here and in the prospectus summary, summary risk factors and risk factors
sections to state that, to the extent cash in the business is in the PRC/Hong
 Shasha Mi
Baosheng Media Group Holdings Ltd
August 29, 2023
Page 2
         Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions. In addition, to the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.);
         alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Lastly, please provide a cross-reference to the consolidated financial statements here and in the prospectus summary discussion.
Prospectus Summary
Permissions Required from PRC Authorities, page 14

4. We note your disclosure stating affirmatively that you have all requisite permissions or approvals; however, please also disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. In addition, we note your disclosure here that your PRC counsel has "confirmed" the permissions and approvals required from the CAC and CSRC. With respect to both permissions and approvals from the CAC and the CSRC, please clarify here and in your risk factor on page 29, if true, whether you have received an opinion of counsel from Beijing Dacheng Law Offices,
         LLP with respect to the discussed conclusions. If you have not relied upon an opinion of counsel with respect to your conclusions, state as much and explain why such an opinion was not obtained.
5.       Please also describe the consequences to you and your investors if you or your
         subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
6. Here and on your cover page where you discuss the Trial Measures, revise to provide
FirstName LastNameShasha Mi
       more detail about what you are required to do for "subsequent offerings" pursuant to the
Comapany
       TrialNameBaosheng     Media Group
             Measures, and disclose        Holdings
                                     whether          Ltd to comply with the
Trial Measures for
                                              you intend
Augustsubsequent   offerings
        29, 2023 Page  2     under this registration statement.
FirstName LastName
 Shasha Mi
FirstName LastNameShasha  Mi Ltd
Baosheng Media  Group Holdings
Comapany
August 29, NameBaosheng
           2023          Media Group Holdings Ltd
August
Page 3 29, 2023 Page 3
FirstName LastName
Summary of Risk Factors
Risks Related to Doing Business in China, page 18

7. We note your inclusion of risks that your corporate structure and being based in or having
         the majority of the company   s operations in China poses to
investors. We also note the
         inclusion of cross-references to both this registration statement and your annual report on
         Form 20-F. However, it appears that all the cross-references to the risk factors in this registration statement point to page 25, where the Risks Related to Doing Business in
         China sub-section begins, rather than to the individual risks, like you have done for your cross-references to the 20-F. Please update the cross-references to the individual risk factors, rather than to the sub-section.
8. Where you discuss the risk that the Chinese government exerts substantial influence over the manner in which you must conduct your business, revise to also state that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers.
Dividends and other Distributions, page 22

9. Please move this discussion to a more prominent place in your prospectus summary, such as on pages 13-15 where you discuss the risks and uncertainties relating to your operations in China. Please also make conforming changes to this disclosure as you make on the cover page in response to comment 3.
Risk Factors
The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or..., page 27

10.      Given the significant oversight and discretion of the government of
the People   s Republic
         of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules,
         the term    control    (including the terms    controlling,
controlled by,    and    under
         common control with   ) means    the possession, direct or indirect,
of the power to direct or
         cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
 Shasha Mi
FirstName LastNameShasha  Mi Ltd
Baosheng Media  Group Holdings
Comapany
August 29, NameBaosheng
           2023          Media Group Holdings Ltd
August
Page 4 29, 2023 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Nicholas Nalbantian at 202-551-7470 or Taylor Beech at 202-551-
4515 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Ying Li